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STATE OF SOUTH CAROLINA                   )
                                          )   BEFORE THE DIRECTOR OF INSURANCE
COUNTY OF RICHLAND                        )


IN THE MATTER OF:                         )
                                          )
FORM A Application:                       )
                                          )
Statement of American International       )
Group, Inc.  Regarding the Acquisition or )
Control of a Domestic Insurer: Voyager    )
Property and Casualty Insurance Company   )    PETITION OF CENDANT
by American International Group, Inc.     )    CORPORATION AND SEASON
                                          )    ACQUISITION CORP. TO
EX PARTE:                                 )    INTERVENE AND TO CONSOLIDATE
                                          )    WITH RELATED PROCEEDING
Cendant Corporation and                   )
Season Acquisition Corp.,                 )
                                          )
                            Petitioners.  )
------------------------------------------)

                                 INTRODUCTION

         American International Group, Inc. and AIGF, Inc. (collectively "AIG") are seeking to acquire control of American Bankers Insurance Group, Inc. and its subsidiaries (collectively "American Bankers") on terms and under circumstances that are inequitable to American Bankers' shareholders, that may substantially lessen competition in South Carolina's Inland Marine insurance market, and that raise issues concerning the "competence, experience and integrity" of AIG and those persons who control AIG. AIG is intent on acquiring American Bankers before American Bankers' shareholders can consider other alternatives, including a superior offer from Petitioner Season Acquisition Corp., a wholly owned subsidiary of Petitioner Cendant Corporation (collectively "Cendant").

         As explained in this Petition, the circumstances surrounding AIG's proposed acquisition of American Bankers (at a price that is $500 million less than Cendant has offered to pay) are highly irregular and require the Director's careful scrutiny. For these reasons, Cendant desires to intervene in AIG's Form A proceeding, consolidate that proceeding with Cendant's own Form A proceeding, and demonstrate to the Director that AIG's Form A Application should not be approved.



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                              SUMMARY OF ARGUMENT

         In December 1997, after receiving a friendly inquiry from Cendant regarding a possible business combination, American Bankers , whose subsidiaries include South Carolina domiciliary Voyager Property and Casualty Insurance Company ("Voyager"), rushed to finalize a merger agreement with AIG. A condition of the proposed merger required AIG to submit to the Director its pending Form A Application ("AIG Form A Application"). In connection with the proposed merger agreement, AIG offered to pay $47 per share for American Bankers' common stock. AIG estimated the value of this transaction to be $2.2 billion.

         Fearing additional interest from other entities, including Cendant in particular, AIG and American Bankers drafted into their agreement provisions designed to prevent American Bankers from entertaining or consummating a combination with ANY OTHER potential acquiror. These terms include: (i) a "no shop" provision that expressly prohibits American Bankers from soliciting, negotiating or entertaining competing offers for 120 days; (ii) a lock-up option that gives AIG the right to purchase 19.9% of American Bankers' common stock-an amount that, together with a voting agreement with certain of American Bankers' senior executives, may allow AIG to block any competing merger bid; (iii) a 180-day non-termination period that prevents American Bankers from terminating the merger agreement with AIG; and (iv) a "break up" fee that calls for American Bankers to pay AIG a $66 million penalty if the proposed merger fails to be consummated.

         A particularly egregious aspect, from the shareholders' perspective, of the AIG/American Bankers merger agreement is the lock-up option, which gives AIG an option to buy 19.9% of outstanding American Bankers' common stock no matter how superior the terms of a competing offer may be to American Bankers' shareholders and policyholders. The option is included in the merger agreement solely as a defensive weapon, in an attempt to guarantee the survival of the AIG/American Bankers merger agreement even in the face of a superior rival offer.

         On January 27, 1998, Cendant made a competing offer to purchase American Bankers for $58 per share, for a total price of approximately $2.7 billion, or $500 million more than AIG's offer. Cendant's proposal for the acquisition of American Bankers is presently the subject of a Form A Application before the Director, submitted on January 27, 1998, entitled:
"Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer Voyager Property and Casualty Insurance Company, a domestic insurer, and a subsidiary of American Bankers Insurance Group, Inc. by Cendant Corporation and Season Acquisition Corp." (hereinafter "Cendant Form A Application").

         AIG sought to foreclose Cendant's offer by immediately seeking to exercise the 19.9% lock-up option by hurriedly giving notice to American Bankers of its intent to exercise the option. In public filings, AIG states that it gave American Bankers the required notice to exercise the option, which suggests under the terms of the option that the option will have been exercised and closed by February 10. In fact, however, the option cannot be exercised without the approval of

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a number of state insurance regulators, including South Carolina's Director, which approvals have not yet been obtained. The statement's obvious intended effect is to give American Bankers' shareholders and others the impression that the option will imminently be exercised, thus making the AIG merger inevitable and any competing bids for American Bankers futile. That this is the ONLY purpose of the lock-up option is confirmed by the fact that it provides no economic benefit to American Bankers and permits AIG to sell the shares back to American Bankers if the merger fails.(1)

         The actions of AIG and American Bankers have been in obvious and complete disregard of the interests of American Bankers' shareholders and policyholders. Further, the impact in South Carolina of these actions will be significant and harmful. In particular, the proposed AIG/American Bankers merger will likely substantially lessen competition in the market for certain types of insurance in South Carolina. Still further, it appears from other filings by AIG and American Bankers that the Director has not been provided with all information required in a Form A filing, including, specifically, information about the identities and background of all persons who are controlling persons of AIG and who would be controlling persons of American Bankers, in particular Starr International, Inc., which owns approximately 16.1% of AIG's stock and AIG's Chairman, Maurice R. Greenberg, who controls AIG through his control of Starr International, Inc., the Starr Foundation and C.V. Starr & Co. and, among other things, their interlocking directorships.

         In order to permit these matters to receive a thorough and complete review by the Director, Cendant seeks by way of this Petition: (i) permission to intervene as a party in the process of the Director's review of AIG's Form A Application and to participate and ensure that a full and fair proceeding may be organized, scheduled and conducted; (ii) consolidation of this proceeding with the proceeding to approve the Cendant Form A Application so that these interested parties can prepare their presentations such that the Department may base its determination on the fullest and fairest record possible.

                                     FACTS

         1.   THE PARTIES

         Petitioner Cendant Corporation, a Delaware corporation headquartered in Stamford, Connecticut and Parsippany, New Jersey, is a global provider of direct marketing and other


--------
        (1) In a Form A Application filed in Texas, AIG seeks separate and/or alternative approval of the lock-up option. [Appendix Tab A (Texas Form A at 3, January 9, 1998)("In addition to the acquisition of control through the Merger as described above, this Statement of Acquisition seeks the Department's approval (to the extent required) for any future exercise of the full amount of the Option or any lesser amount which would trigger the statutory prior approval threshold set forth in the Insurance Code.")]. Cendant believes (but does not know because AIG's South Carolina Form A has not been publicly disclosed or made available to it) that AIG seeks that same approval in its South Carolina Form A.

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services to consumers in the travel, real estate and insurance industries through its many subsidiaries, which include Days Inns of America, Inc., Century 21 Real Estate Corporation, Coldwell Bankers Corporation, Ramada Franchise Systems, Inc., Super 8 Motels, Inc. and Resort Condominiums, Inc.. Cendant Corporation is the beneficial owner of 371,200 shares of American Bankers common stock and 99,900 shares of American Bankers preferred stock. Petition Season Acquisition Corp., a wholly owned subsidiary of Cendant Corporation, is a New Jersey corporation with its principal offices in Parsippany, New Jersey.

         AIG is a Delaware corporation with its principal executive office in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses in the United States and abroad. AIGF is a Florida corporation and a wholly owned subsidiary of AIG.

         On information and belief, AIG is controlled by Starr International, Inc. (which owns approximately 16.1% of AIG's outstanding common stock) and its Chairman, Maurice R. Greenberg, who-through individual ownership of 2.3% of AIG's common stock, control of Starr International, Inc., the Starr Foundation, and C.V. Starr & Co. (private companies that own 16.1%, 3.6% and 2.4% of AIG's outstanding common stock, respectively) and the use of interlocking directorships-controls approximately 25% of the outstanding shares of AIG common stock. [Appendix Tab B (Schedule 14A dated April 14,
1997)].

         American Bankers is a Florida corporation with its principal place of business in Miami, Florida. Through its insurer subsidiaries, American Bankers is an insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. American Bankers' insurance products are sold primarily through financial institutions and other entities that provide consumer financing as a regular part of their business. Voyager Property and Casualty Insurance Company is a South Carolina domiciled insurance company and a wholly owned subsidiary of Voyager Life Insurance Company, which, in turn, is a Florida domiciled wholly owned subsidiary of American Bankers.

         2.  THE AIG/AMERICAN BANKERS MERGER AGREEMENT

         On December 22, 1997, AIG and American Bankers announced that they had entered into a merger agreement whereby AIG, through its wholly owned subsidiary AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash valued at $47 per common share in a two-step transaction. Specifically, the merger agreement provided that each share of American Bankers common stock will be canceled in exchange for a portion of a share of AIG common stock (or cash with some restrictions) equal to $47. Appendix Tab C (AIG's press release announcing the proposed transaction).

         As discussed above, among the arsenal of defensive weapons built into the agreement to insure a sale to AIG is a lock-up option that grants AIG the right to purchase 19.9% of the shares of American Bankers common stock. AIG has admitted in a Form S-4 filed with the SEC that its purchase of these shares "may delay or make more difficult an acquisition of American Bankers

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by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third person more costly" and "could also jeopardize the ability of a third party to acquire American Bankers in a transaction accounted for as a pooling of interests." Appendix Tab D (AIG's Form S-4).

         AIG and American Bankers have estimated the total value of their proposed transaction to be approximately 2.2 billion dollars. The merger agreement's one-sided lock-up option, no- shop provision, non-termination period and break-up fee are specifically designed to prevent American Bankers from seeking a better deal for its shareholders and policyholders.

         3.  THE CENDANT OFFER

         Months before American Bankers and AIG announced their merger agreement, Cendant contacted the president of American Bankers hoping to discuss Cendant's serious interest in acquiring American Bankers:

                           Several months ago one of our senior executives had
                  discussed with [American Bankers' President and CEO] Gaston our interest in pursuing a business combination with American Bankers. As recently as December of 1997, in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition, and suggested that he meet with our senior executive in early January to discuss the matter further.

Appendix Tab E (January 27, 1998 Letter of Henry Silverman, CEO, Cendant Corporation, and Walter Forbes, Chairman, Cendant Corporation to Board of Directors, American Bankers).

         American Bankers refused to engage in any discussions with Cendant and, despite the fact that it had assured Cendant otherwise, American Bankers was actively negotiating a merger with AIG. Indeed, American Bankers has not negotiated with any party other than AIG to seek the best price for the benefit of American Bankers' shareholders and has bound itself to a lock-up provision intended to render futile any superior merger bids.

         On January 27, 1998, Cendant made a competing offer to purchase American Bankers at a price of $58 per share, for a total package worth approximately 2.7 billion dollars-500 million dollars more than offered by AIG. Appendix Tab F (Cendant's press release); Appendix Tab G (Cendant's tender offer).

         4.  AIG'S SOUTH CAROLINA FORM A APPLICATION

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         Cendant is informed and believes that AIG has filed with the South
Carolina Director of Insurance a Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer seeking approval to consummate the merger transaction as well as the 19.9% "lock-up" option. Because the Department treats Form A materials as confidential, Cendant has not seen the AIG Form A Application, and no notices pertaining to the AIG Form A Application have been made public. Cendant further believes that no Form A Application has been filed by Maurice R. Greenberg, Starr International, Inc. or any other members of the group controlling AIG, i.e., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG.

         5.  AIG'S OTHER FORM A APPLICATIONS

         South Carolina is not the only state that must approve any acquisition of American Bankers. In Texas, AIG's Form A Application is publicly filed.

         On its face, AIG's Texas Form A Application reveals critical gaps in information that are essential to, and required in, a Form A Application. For example, AIG has failed to disclose any information relating to the control of AIG by Starr International, Inc., which owns 16.1% of AIG's voting securities, or its chairman, Maurice R. Greenberg, who, as set forth above, effectively controls approximately 30% of the outstanding shares of AIG common stock by virtue of his control of Starr International, Inc., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. That failure is a violation of Texas law, Texas Ins. Code Art. 21.49-1 ss. 5, and suggests that those involved in the attempted acquisition on AIG's behalf have not been sufficiently forthcoming with the Texas insurance regulators.

         In Texas, AIG also seeks separate approval of the exercise of its unlawful option to acquire 19.9% of American Bankers' outstanding common stock at a bargain price of $47 per share. Presumably, AIG seeks the same approval in its South Carolina Form A Application (a fact that Cendant believes, but cannot state with certainty unless and until it is afforded access to AIG's South Carolina Form A Application). As explained, regulatory approval of the lock-up option would substantially and negatively affect the prospects for a better offer to emerge for American Bankers' shareholders.

         6.  THE CENDANT FLORIDA LAWSUIT

         On January 27, 1998, Cendant filed a complaint (which was amended on February 2, 1998) in the United States District Court for the Southern District of Florida against American Bankers, its board of directors, AIG and AIGF alleging that American Bankers and its board, aided and abetted by AIG and AIGF, harmed their shareholders by entering into the unlawful merger agreement. Appendix Tab H (Cendant's Amended Complaint).

         In brief, the complaint alleges that the merger agreement between AIG and American Bankers is unlawful and harmful to American Bankers' shareholders because its provisions seek to preclude American Bankers from considering any competing acquisition offers (such as the


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Cendant offer), and selecting the offer that is in the best interests of its shareholders.

         The complaint also sets forth numerous misrepresentations and omissions of material fact by AIG. For example, the complaint asserts that AIG has violated the disclosure requirements of the federal securities laws by failing to disclose that it is controlled by Maurice R. Greenberg through his personal holdings in AIG and the holdings of a control group-namely, Starr International, Inc., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. Further, the complaint alleges that the defendants have issued to American Bankers' shareholders a misleading proxy statement that: (i) creates the impression that AIG already has exercised its lock-up option; (ii) fails adequately to disclose that the Director and other regulators have not yet given the required approvals for this action; (iii) falsely indicates that the merger is expected to close in March 1998; (iv) misleadingly fails to reveal that projected "expense savings" achieved by the merger will be the result of job cut-backs; and (v) disingenuously omits any reference to the acquisition offer that has emerged since AIG and American Bankers entered their agreement, i.e., Cendant's superior offer.

         In connection with the Florida lawsuit, Cendant proposed that the parties enter into a confidentiality stipulation pursuant to which information obtained in the litigation could be used in the form A proceedings in South Carolina and American Bankers' other domiciliary states. AIG and American Bankers have balked at this proposal, and refused to allow certain information obtained in the Florida lawsuit to be shared with the various state insurance regulators. Appendix Tab I (February 3, 1998 Letter of Seth C. Farber, counsel for American Bankers, refusing to agree to disclosure of confidential information to insurance regulators). Because a number of issues raised in Cendant's lawsuit bear directly on the issues before the Department in its consideration of AIG's Form A Application, this refusal raises the inference that AIG, as well as those persons who control AIG, are for some reason anxious to deprive insurance regulators of critical facts related to the merger agreement, its Form A Application and its proposed acquisition of American Bankers.

                                   ARGUMENT

I.  THE APPLICABLE LAW

         Under South Carolina law, a proposed acquisition of control of a domestic insurer may not be consummated unless and until it is approved by the Director. S.C. Code Ann. ss. 38-21-90 (Supp. 1996). The Director shall not approve the transaction if he finds that:

                  1. After the change of control the domestic insurer referred to in Section 38-21-60 is not able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed.

                  2. The effect of the merger or other acquisition of control would


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                  substantially lessen competition in insurance in this State or tend to create a monopoly. In applying the competitive standard in this item:

                           (a) The information requirements and standards of
                           Section 38-21-125(C) and (D) apply.

                           (b) The merger or other acquisition must not be approved if the director or his designee finds that at least one of the situations in Section 38-21-125(D) exists.

                           (c) The director or his designee may condition the approval of the merger or other acquisition on the removal of the basis of disapproval within a specified period of time.

                  3. The financial condition of the acquiring party might jeopardize the financial stability of the insurer or prejudice the interest of its policyholders.

                  4. The plans or proposals which the acquiring party has to liquidate the insurer, sell its assets, or consolidate or merge it with a person or to make another material change in its business or corporate structure or management are unfair and unreasonable to policyholders of the insurer and not in the public interest.

                  5. The competence, experience, and integrity of those persons who would control the operation of the insurer are such that it is not in the interests of policyholders of the insurer and of the public to permit the merger or other acquisition of control.

                  6. The acquisition is likely to be hazardous or prejudicial to the insurance-buying public.

S.C. Code Ann. ss. 38-21-90(A) (Supp. 1996).

         Here, based upon what Cendant has been able to determine as a result of its review of AIG's public filings and Texas Form A Application, but without knowledge of the contents of AIG's Form A Application in South Carolina, it appears that, at a minimum, subsections (2), (4), (5) and (6) each may be applicable and independently prevents the approval of AIG's Form A Application. The following sections of the Petition: (i) demonstrate that Cendant has standing to intervene as a party and assist the Director in its assessment of these issues; and (ii) detail the

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statutory obstacles to AIG's plan.

II  CENDANT IS ENTITLED TO INTERVENE IN THE AIG FORM A PROCEEDING

    A. AS A PERSON WHOSE INTERESTS WILL BE AFFECTED BY THE DECISION ON AIG'S FORM A APPLICATION, CENDANT IS ENTITLED TO INTERVENE.

          Cendant has a statutory right to participate in the AIG Form A proceedings. Under Section 38-21-90(B), "persons whose interests are affected" by a Form A proceeding "may present evidence, examine and cross-examine witnesses, and offer oral and written arguments and are entitled to conduct discovery proceedings in the same manner allowed in the Circuit Courts of this State." S.C. Code Ann. ss. 38-21-90(B) (Supp. 1996). The South Carolina Administrative Procedures Act further provides that any person potentially "aggrieved by a final decision" of the Director is entitled to intervene and be made a "party" as a matter of right. S.C. Code Ann. ss. 1-23-380(A) (Supp.
1996). The regulations governing Practice and Procedure for Hearings before the Director provide for persons properly seeking to intervene as a party to be "admitted as a party" in accordance with the Administrative Procedures Act. See SCID Regulation R. 69-32(H).

          Cendant is both a person "whose interests are affected" AND a person who may be "aggrieved by a final decision" of the Director on AIG's Form A Application. As a shareholder of and competing bidder for American Bankers, Cendant's interests are clearly affected by the AIG Form A proceeding.

         1.  CENDANT'S STATUS AS A SHAREHOLDER ENTITLES IT TO INTERVENE.

         Cendant is unquestionably a person "whose interests are affected" within the contemplation of South Carolina's acquisition of control statute. As the owner of 371,200 shares of American Bankers common stock and 99,990 shares of American Bankers preferred stock, Cendant's interests are clearly at issue in the AIG Form A proceedings. Like all other American Bankers' shareholders, Cendant has been and continues to be harmed by the merger agreement's unlawful lock-up option and other pre-emptive weapons, which seek to foreclose any opportunity for American Bankers' shareholders to realize the best price for their shares and instead to force AIG's inferior offer upon these shareholders.

         2.  CENDANT'S STATUS AS A RIVAL BIDDER ENTITLES IT TO INTERVENE.

         Cendant also qualifies as a person whose "interests may be affected" by the Director's disposition of AIG's Form A Application because Cendant is a competing bidder for the acquisition of American Bankers. The no-shop, non-termination, and break-up fee provisions of the merger agreement stand as unlawful obstacles to Cendant's superior offer for American Bankers. Even if the Director considers and approves only the lock-up option, Cendant or any other competitive bidder will be greatly prejudiced in an attempt to consummate a merger transaction with American Bankers.


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         3.  CENDANT'S STATUS AS THE FILER OF A COMPETING FORM A APPLICATION
             ENTITLES IT TO INTERVENE.

         Cendant has filed a competing Form A Application for consideration and approval by the Director in connection with its rival bid to acquire American Bankers. Where competing applications are pending before the Director, intervention by one party into the proceedings to grant the application of the other party is both proper and necessary for the intervening party to protect its own interests. See National Health Corporation v. S.C. Department of
Health and Environmental Control, 298 S.C. 373, 380 S.E.2d 841 (1989); see also Ashbacker Radio Corp. v. F.C.C., 326 U.S. 327 (1945)(where an agency determination will benefit only one out of two competing candidates, the agency must allow both to be heard). Similarly, one may also be made a party to an action where he has an interest in the controversy adverse to the claim which is the foundation of the pending action. See, e.g., Long Mfg. Co. v. Manning Tractor Co., 229 S.C. 301, 92 S.E.2d 700 (1956).

         Here, only one suitor can acquire control of American Bankers. AIG and Cendant are rival bidders with rival filings pending before the Director. Cendant's individualized injury and substantial interest in approval of its own filing, which will be affected as a result of the Director's determination on AIG's competing Form A Application, is sufficient to confer standing and its right to intervene. See, e.g., South Carolina Wildlife Federation v. South Carolina Coastal Council, 296 S.C. 187, 371 S.E.2d 521 (1988)(individualized injury requiring intervention); Spanish Wells Property Owners Assoc., Inc. v. Board of Adjustment of Hilton Head Island, 292 S.C. 542, 357 S.E.2d 487
(1987)(substantial interest in outcome of proceeding as being sufficient to require intervention). Further, failure to admit Cendant as a party deprives it not only of its statutory right under Section 38-21-90(B), but also may deprive it of the right to challenge any adverse decision by the Director on appeal to the Circuit Court. See Home Health Services, Inc. v. S.C. Department of Health and Environmental Control, 298 S.C. 258, 379 S.E.2d 734 (1989).

    B. DUE PROCESS REQUIRES THAT CENDANT BE GIVEN A MEANINGFUL
       OPPORTUNITY TO PARTICIPATE.

         Due process considerations require that Cendant be allowed to participate MEANINGFULLY in the AIG Form A proceedings by having a full and fair opportunity to be heard. Bell v. Burson, 402 U.S. 535, 541-42 ("The hearing required by the Due Process Clause must be 'meaningful' [citation omitted] and 'appropriate to the nature of the case.'"); S.C. National Bank v. Central Carolina Livestock Market, Inc., 289 S.C. 309, 345 S.E.2d 485
(1986)("The fundamental requirement of due process is the opportunity to be heard 'at a meaningful time and in a meaningful manner.'")

    C. CENDANT'S MEANINGFUL PARTICIPATION IN THE FORM A PROCEEDINGS WILL PROMOTE THE PURPOSES OF THE SOUTH CAROLINA INSURANCE HOLDING COMPANY REGULATORY ACT.

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


         The statutory design of the Form A Application and proceedings clearly evidences a legislative intent that the Department obtain complete and accurate information regarding acquisitions of this nature in an adversarial setting in which all persons "whose interests may be affected" have an opportunity to be heard on and to challenge the acquiring party's request for the Director's approval. See S.C. Code Ann. ss. 38-21-90(B) (Supp. 1996). Cendant's intervention and participation as an admitted party in AIG's Form A proceeding will ensure that the Director is fully informed about AIG's Form A.

         Specifically, Cendant is prepared to present the Director with evidence of the following matters:

         1.  THE MERGER AGREEMENT IS CONTRARY TO LAW.

         As described above, the merger agreement between AIG and American Bankers is contrary to law because it contains numerous provisions designed to foreclose American Bankers from pursuing ANY transaction other than the AIG merger, even where alternative transactions, such as the Cendant offer, would permit American Bankers' shareholders to receive vastly superior value for their shares. By agreeing to these provisions, American Bankers and its directors, aided and abetted by AIG and AIGF, have breached their duties under the law to protect and hold paramount the interests of their shareholders. The lock-up option, which AIG is asking the Director to approve, is but one example of the illegality of the merger agreement. Through this option, American Bankers has agreed to permit AIG to purchase 19.9% of American Bankers' shares at a bargain price so as to provide AIG with the opportunity to hamper substantially any attempt by a competing acquirer to enter into a merger agreement with American Bankers, even if the competing acquirer, as is Cendant, is willing and able to offer American Bankers' shareholders substantially more for their shares than is AIG.

         The illegality of the merger agreement is the central aspect of Cendant's pending lawsuit in Florida, and Cendant would be prepared to present the Director with all relevant information developed in that lawsuit at the hearing on AIG's Form A Application. Approval of a merger agreement which is contrary to law creates an injustice to American Bankers policyholders and is not in the public interest.

         2. THE FACT THAT CONTROLLING PERSONS OF AIG HAVE FAILED TO FILE FORM A APPLICATIONS-WHICH FILINGS ARE NECESSARY FOR THE DIRECTOR TO EVALUATE PROPERLY THE AIG FORM A APPLICATION-CALLS INTO QUESTION THE "COMPETENCE, EXPERIENCE AND INTEGRITY" OF ALL THOSE WHO SEEK TO CONTROL AMERICAN BANKERS.

         The AIG Form A Application filed in Texas includes only AIG as the applicant. Cendant assumes that the Form A applications AIG has filed in South Carolina and the other domiciliary jurisdictions similarly list AIG as the sole applicant. Under the applicable change of control statutes, all controlling persons of AIG, as defined in such statutes, must seek approval of the

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acquisition of control.(2)

         Cendant believes that AIG's Form A applications are facially incomplete in their failure to disclose the control of all ultimate controlling persons of AIG-including, without limitation, Maurice R. Greenberg and Starr International, Inc. In the absence of the requisite disclosure, the Director will be unable to evaluate "the competence, experience and integrity of those persons who would control the operation of [American Bankers]," as
Section 38-21-90(A)(5) requires.

         Mr. Greenberg should have filed for approval as a potential controlling person of American Bankers in each Form A filing and should have disclosed his controlling interest in AIG. In addition, because Starr International, Inc., by itself holds sufficient stock (approximately 16.1%) to trigger the presumption of control, it should have filed for approval as a controlling person of American Bankers. S.C. Code Ann. ss. 38-21-60 (Supp.
1996).

         The conclusion that Starr International, Inc. should have been included as an applicant in AIG's Form A Application is further supported by the fact that, in AIG's filing with the Office of Thrift Supervision (the "OTS") seeking approval to become a savings and loan holding company by acquiring the stock of AIG Federal Savings Bank, each of Starr International, Inc. and C.V. Starr & Co. also sought OTS approval to become a savings and loan holding company. Appendix Tab J (AIG's OTS Filing). AIG's filing with OTS stated that, as of January 31, 1997, Starr International, Inc. beneficially owned approximately 16.1% of the outstanding common stock of AIG. The filing further stated that "although Starr International does not believe that it controls AIG, whether acting alone or in concert with others, for purposes of
Section 10 of the Home Owners Loan Act, it is filing this application in the event that the OTS does not reach the same conclusion." A similar statement was made with respect to C.V. Starr & Co.'s beneficial ownership of approximately 2.4% of the AIG common stock. The Director should inquire as to why these entities trigger consideration as controlling persons under the bank holding company laws and not pursuant to the similar standards under South Carolina's insurance holding company regulatory laws.

         As has been demonstrated, the Director cannot adequately determine whether the merger proposed by AIG is in the best interests of policyholders or the public unless EACH person with a controlling interest in AIG provides the same information as AIG is required (pursuant to Section 38-21-70) to submit concerning itself through its Form A application. In cases such as this, where an initial Form A application fails to provide the Director with the necessary information about controlling persons, Section 38-21-70 provides a remedy:


--------
         (2) S.C. Code Ann. ss. 38-21-10(2) provides that "control shall be presumed to exist, if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing ten percent or more of the voting securities of any other person." As discussed above, Starr International, Inc. and Greenberg, through his control group (Starr International, Inc., The Starr Foundation, Inc., C.V. Starr & Co. and certain AIG officers and directors) each hold or control the requisite 10% or greater interest in AIG's voting securities.

                           If . . . the person required to file [the Form A
                  statement] is a corporation, the director or his designee may require that the information called for by this section be given with respect to the corporation, each officer and director of the corporation, and each person who is directly or indirectly the beneficial owner of more than ten percent of the outstanding voting securities of the corporation.

S.C. Code Ann. ss. 38-21-70 (Supp. 1996). Starr International, Inc. and Greenberg (through Starr International, Inc., The Starr Foundation, C.V. Starr & Co. and certain AIG officers and directors) are each beneficial owners, either directly or indirectly, of more than ten percent of AIG voting stock. Thus, in order to satisfy his statutory obligations to evaluate AIG's proposed acquisition of control over American Bankers, the Director should, AT A MINIMUM, exercise his authority under Section 38-21-70 to require Mr. Greenberg and Starr International, Inc. to file Form A Applications.

         3. AIG'S ACQUISITION MAY SUBSTANTIALLY DIMINISH COMPETITION FOR INSURANCE IN SOUTH CAROLINA, TENDING TO CREATE A MONOPOLY.

         South Carolina insurance law prohibits the Director from approving merger transactions when "the effect of the merger or other acquisition of control would substantially lessen competition in insurance in this State or tend to create a monopoly." S.C. Code Ann. ss. 38-21-90 (A)(2) (Supp. 1996). In determining whether a merger would "substantially lessen competition" or "tend to create a monopoly", the Director is to be guided by the provisions of
Section 38-21- 125(C) and (D). Id. Subsection (D) specifies that "[t]he director or his designee may enter an order [requiring an involved insurer to stop doing business in this State or denying the application of an acquired or acquiring insurer to do business in this State] if there is substantial evidence that the effect of the acquisition may be to lessen competition substantially in a line of insurance in this State or tend to create a monopoly . . . ." S.C. Code Ann. ss. 38-21-125 (D)(1) (Supp. 1996).

         For the Director to enter such an order, he must be persuaded that there is "prima facie evidence of a violation" of Section 38-21-125(D). Prima facie evidence of a violation exists in any market if:

                           (ii) the market is not highly concentrated and the
                  involved insurers possess the following shares of the market:

                  Insurer A                     Insurer B
                     5%                         5% or more
                     10%                        4% or more
                     15%                        3% or more
                     19%                        1% or more

S.C. Code Ann. ss. 38-21-125(D)(2)(ii) (Supp. 1996).

         In this case, prima facie evidence exists that AIG's acquisition of American Bankers would result in a violation of Section 38-21-125(D). The best and most currently available market share data establishes that, for the South Carolina inland marine property/casualty market, American Bankers' market share is 23.35% and AIG's market share is 6.53%. Appendix Tab K (A.M. Best CD-Rom as of 12/31/96). Accordingly, the increase in American Bankers' market share that would result from AIG's proposed acquisition is more than SIX AND ONE-HALF TIMES the threshold of Section 38-21-125(D)(2)(ii). Indeed, the proposed merger between AIG and American Bankers, if consummated, would result in AIG's having in excess of 29.8% of the South Carolina inland marine insurance market. Thus, prima facie evidence of a violation exists.3

         In contrast, Cendant has no share of the inland marine insurance market and Cendant's acquisition of American Bankers presents NO effect on competition "in any line of insurance in this State." S.C. Code Ann. ss. 38-21-125 (D)(1) (Supp. 1996).

         Cendant's intervention would permit it to develop for the Department an adequate record regarding the anticompetitive effects of AIG's proposed acquisition of American Bankers. In determining whether the "the proposed acquisition, if consummated, would lessen competition or tend to create a monopoly," the Director is authorized to consider expert testimony on the competitive impact of the acquisition. See S.C. Code Ann. ss. 1-23-320(c) (Supp. 1996); SCID Regulation R. 69-31; see also Concord Street Neighborhood Association v. Campsen, 309 S.C. 514, 424 S.E.2d 538 (Ct. App.
1992)(substantial evidence may include expert testimony).

         On complex and crucial issues such as this effect of the proposed acquisitions on competition in the South Carolina market, the fact finding process will be greatly assisted by the presentation of evidence and witnesses through the adversarial process. Cendant's participation in that process is essential.

         4. AIG AND AMERICAN BANKERS' REFUSAL TO ENTER INTO CENDANT'S PROPOSED CONFIDENTIALITY AGREEMENT IN THE FLORIDA LAWSUIT CALLS AIG'S INTENTIONS AND THE MERGER AGREEMENT INTO
            QUESTION.

         AIG rejected Cendant's proposal, in the Florida lawsuit, of a protective order that would allow confidential information obtained in discovery in that litigation to be shown to those insurance regulators currently considering AIG's and Cendant's Form A Applications. AIG's refusal suggests that AIG and American Bankers are anxious to prevent inquiry into critical areas and to prevent disclosure of certain information to insurance regulators. Pursuant to the insurance


--------
         (3) Even in the absence of such prima facie evidence, the Director "may establish the requisite anticompetitive effect based on other substantial evidence." S.C. Code Ann. ss. 38-21-125(D(2)(c) (Supp. 1996). If permitted to intervene, Cendant will present evidence that such "other substantial evidence" exists.

statute, this reticence suggests that further inquiry into whether "the competence, experience and integrity of those persons who would control the operation of [American Bankers] are such that it is not in the interest of policyholders of the insurer and of the public to permit the merger" is necessary. S.C. Code Ann. ss. 38-21-90(A)(5) (Supp. 1996)(emphasis added).

         5. AIG'S S-4 AND TEXAS FORM A FILINGS INDICATE THAT AIG PLANS TO MAKE MATERIAL AND POSSIBLY DETRIMENTAL CHANGES IN THE CORPORATE AND MANAGEMENT STRUCTURES OF AMERICAN BANKERS AND ITS SUBSIDIARIES.

         In its S-4 filing, AIG stated that it anticipates certain "synergies and expense savings" to flow from its proposed merger with American Bankers. Appendix Tab D (AIG's S-4). In contrast, in its Texas Form A application, AIG declared that "[t]here are no plans to . . . make any . . . material change in business operations or corporate structure or management." Appendix Tab A (Texas Form A at 6). Cendant believes that investigation into this contradiction may reveal that AIG intends to implement employee reductions that could ultimately prove to be "unfair and unreasonable to policyholders of [American Bankers] and not in the public interest." S.C. Code Ann. ss. 38-21-90(A)(4) (Supp. 1996).

III   THE FORM A PROCEEDINGS SHOULD BE CONSOLIDATED

         If the AIG Form A Application is approved without Cendant's participation and simultaneous consideration of Cendant's Form A Application, AIG will receive an immediate and unfair advantage in the marketplace. Even if only the lock-up provision is approved, AIG will have obtained sufficient voting power to exert great influence over American Bankers' destiny. By approving either AIG's Form A Application or its request to exercise the lock-up option, the Director, in effect, will have placed itself in the position of having recommended AIG over Cendant as the acquirer of American Bankers.

         In Ashbacker Radio Corp. v. Federal Communications Comm'n, 326 U.S. 327 (1948), the Supreme Court recognized that "where two bona fide applications are mutually exclusive the grant of one without a hearing to both" violates the due process rights of the applicant whose application was not considered. 326 U.S. at 329 (holding that FCC erred in granting a radio broadcast license without simultaneously considering competing application for a license to broadcast on the same frequency); accord Bio-Medical Application of Clearwater, Inc. v. Department of Health and Rehab. Servs. 370 So.2d 19, 23 (Fla. Ct. App. 1979) (holding that department erred in refusing to consolidate competing applications for approval of new medical facilities in same health planning area: The Ashbacker doctrine "constitutes a fundamental doctrine of fair play which administrative agencies must respect and courts must be ever alert to enforce."); Bostick v. Sadler, 55 Cal. Rptr. 322, 325-26 (Ct. App.
1966) (holding that savings and loan commission had not erred in consolidating proceedings on applications for approval of bank branch corporate articles where commission policy limited number of branches in region to only one); Bay State Harness Horse Racing and Breeding Assoc., Inc. v. State Racing Comm'n, 175 N.E.2d 244, 250 (Mass. 1961)(applying Ashbacker to racing applications where state law limited total number of racing days that could be licensed:
"[When] two or more persons seek
mutually exclusive privileges or licenses, each applicant has an interest entitling it to a hearing and review by some method which effectively compares the applicants in light of applicable aspects of the public interest.").

         The due process and fairness considerations present in the Ashbacker line of cases apply with special force here. See Bio-Medical Application of Clearwater, Inc., supra at 23 (rejecting argument that Ashbacker doctrine is inapplicable if two licenses could, theoretically, be granted: "Ashbacker should apply whenever an applicant is able to show that the granting of authority to some other applicant will substantially prejudice his application."); see also National Health Corporation v. S.C. Department of Health and Environmental Control, 298 S.C. 373, 380 S.E.2d 841 (1989). After all, there is only one American Bankers, and AIG and Cendant cannot both acquire it. Indeed, approving the lock-up option alone would be tantamount to granting AIG an exclusive license to acquire American Bankers because AIG would have significant power to attempt to block any rival merger bid. Thus, any advantage given to AIG results in corresponding disadvantage to Cendant.

         Considerations of fairness require that Cendant's and AIG's Form A Applications be decided simultaneously because, otherwise, the company with the first Form A approval will have an unfair advantage in closing a transaction with American Bankers and any entity still awaiting an approval decision will be significantly prejudiced. The Director should not engage in an action that could have such a decisive impact on the marketplace when it could easily avoid that possibility by consolidating the two Form A proceedings.

                               RELIEF REQUESTED

         For the reasons discussed above, and pursuant to Section 38-21-90(B) and Sections 1-23- 310 et seq. of the South Carolina Code of Laws (1976), as amended, and pursuant to SCID Regulation R. 69-31, and the applicable law of South Carolina, both case and statute, the Director should issue an order allowing Cendant to intervene and be admitted as a party in the proceedings regarding the proposed acquisition of American Bankers by AIG. The Department should also consolidate the AIG Form A proceedings with the Cendant Form A proceedings, both of which seek approval to acquire American Bankers.

                                         TURNER, PADGET, GRAHAM & LANEY, P.A.


                                         By: /s/ Thomas C. Salane
                                            ------------------------------
                                                 Thomas C. Salane
                                                 Post Office Box 1473
                                                 Columbia, S.C. 29202
                                                 (803) 254-2200

                                      Jerome S. Hirsch, Esquire
                                      Robert J. Sullivan, Esquire
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue
                                      New York, New York 10022
                                      (212) 735-2930

                                      ATTORNEYS FOR PETITIONERS

Columbia, S.C.
February 13, 1998.